Exhibit 1.01
Conflict Minerals Report of Vishay Precision Group, Inc.
For the year ended December 31, 2013

This is the Conflict Minerals Report (“CMR”) of Vishay Precision Group, Inc. (“VPG”, the “Company”, “we”, ”us”, or “our”) for the fiscal year ended December 31, 2013, presented to comply with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 ( the “1934 Act”).

Background

Rule 13p-1was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.
If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”),or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a CMR, to the SEC that includes a description of those due diligence measures.

Company Overview

VPG is an internationally recognized designer, manufacturer and marketer of components based on resistive foil technology, sensors and sensor-based systems specializing in the growing markets of stress, force, weight, pressure, and current measurements. We provide vertically integrated products and solutions that are primarily based upon our proprietary foil technology. These products are marketed under a variety of brand names that we believe are characterized as having a very high level of precision and quality. Our global operations enable us to produce a wide variety of products in strategically effective geographical locations that also optimize our resources for specific technologies, sensors, assemblies and systems.

Product Description

The Company’s products are precision foil resistors, foil strain gages, and sensors that convert mechanical inputs into an electronic signal for display, processing, interpretation, or control by our instrumentation and systems products. Precision sensors are essential to the accurate measurement, resolution and display of force, weight, pressure, torque, tilt, motion or acceleration, especially in the legal-for-trade, commercial, and industrial marketplace in a wide variety of applications. Our products are not typically used in the consumer market.

Due Diligence

VPG is undertaking due diligence to determine the conflict minerals status of the necessary conflict minerals used in our manufactured products. We have developed a conflict minerals policy (detailed at the end of this CMR), and established a cross functional steering committee, comprised of the corporate controller, general counsel, division heads, global IT director, global EHS director, and the chief technology officer, as well as divisional working groups. Senior management is briefed on a regular basis as to the status of the due diligence process. We have developed a conflict mineral management system to implement the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework. We are implementing the process of due diligence which, at this stage, includes conducting supply-chain surveys with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners. Due to the breadth and complexity of our products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals.
VPG Conflict Minerals Policy
VPG’s conflict mineral policy, which we adopted on December 11, 2013 defines the tenets of its conflict minerals compliance management system, and is posted on the Company’s website at http://www.vpgsensors.com/ehs/conflict-minerals.

Dodd-Frank Wall Street Reform and Consumer Protection Act (Conflict Minerals)

In July 2010, the United States passed HR4173, the Dodd-Frank Financial Reform Bill section 1502(b) requiring all US public companies and their suppliers to disclose the chain of custody usage of conflict minerals.

Conflict minerals refers to minerals or other derivatives, specifically, Tin, Tantalum, Tungsten, and Gold (3T&G) mined in the eastern provinces of the Democratic Republic of the Congo (DRC) and in the adjoining countries where revenues may be directly or indirectly financing armed groups engaged in civil war, resulting in serious social and environmental abuses.

Vishay Precision Group, Inc. (VPG) is concerned with the unintentional support of armed conflict through the purchase of 3T&G minerals from the DRC and countries that share its border (the DRC region).

We will take the following steps to determine the use, source, and origin of 3T&G minerals in our global product portfolio across our business segments. We will use a reasonable documented process to:

•	Work closely with our suppliers to determine the potential use of 3T&G minerals in our supply chain and, when appropriate, work with them to remediate issues and source more responsibly.

•
Expect our 3T&G suppliers to conduct the necessary inquiry and, where appropriate, additional due diligence to provide us with confirmation of the source of the materials used in their processes and ultimately present in our products.

We also commit to institute procedures and governance processes to ensure proper implementation of these objectives across the company.

Our actions on conflict minerals support and evidence VPG’s commitment to respect the human rights of all people and to improve the quality of life in the communities we serve.